UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 2, 2020

Kensington Capital Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-39345 (Commission File Number)	85-0796578 (I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York (Address of principal executive offices)	11590 (Zip code)

(703) 674-6514

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	KCAC.U	The New York Stock Exchange
Class A common stock included as part of the units	KCAC	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	KCAC WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On September 2, 2020, Kensington Capital Acquisition Corp., a Delaware corporation (“Kensington”), Kensington Merger Sub Corp., a Delaware corporation and a wholly-owned direct subsidiary of Kensington (“Merger Sub”), and QuantumScape Corporation, a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Kensington and the Company will enter into a business combination. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the Merger (defined below) and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

As a result of the business combination, Kensington currently expects to issue with respect to Company Capital Stock (or expects to reserve for issuance with respect to Exchanged Options, Exchanged RSUs and Exchanged Warrants) 368,799,998 shares of Kensington Common Stock in the aggregate.  The final aggregate amount of shares of Kensington Common Stock to be issued (or reserved for issuance) in connection with the business combination will be calculated in accordance with the Business Combination Agreement.

The Business Combination Agreement

Structure of the Transaction

The transaction is structured as a reverse triangular merger, which includes the following:

(a)

Pursuant to the Business Combination Agreement, on the Closing Date, Merger Sub will be merged with and into the Company (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly-owned direct subsidiary of Kensington (the “Surviving Corporation”);

(b)

Contemporaneously with the execution of the Business Combination Agreement, certain investors have entered into certain subscription agreements, pursuant to which such investors will purchase shares of Kensington Common Stock at a purchase price of $10.00 per share in a private placement to be consummated immediately prior to the consummation of the Proposed Transactions;

(c)

In addition, concurrently with the execution of the Business Combination Agreement, (i) Kensington, the Company and Volkswagen Group of America Investments LLC (“Volkswagen”) entered into a stockholder support agreement (the “Volkswagen Support Agreement”), pursuant to which, among other things, Volkswagen agreed, among other things, to vote its shares of Company Preferred Stock in favor of the Business Combination Agreement and the Proposed Transactions, and (ii) Kensington, the Company and certain stockholders of the Company with (together with Volkswagen) a sufficient number of votes to approve the Merger and other transactions that require the approval of the Company’s stockholders (the “Key Company Stockholders”) entered into a stockholder support agreement (the “Other Stockholder Support Agreement”; the Volkswagen Stockholder Support Agreement and the Other Stockholder Support Agreement, the “Stockholder Support Agreements”), pursuant to which, among other things, the Key Company Stockholders agreed, among other things, to vote their shares of Company Common Stock and Company Preferred Stock in favor of the Business Combination Agreement and the Proposed Transactions; and (iii) certain stockholders of the Company and certain stockholders of Kensington entered into a registration rights and lock-up agreement (the “Registration Rights and Lock-Up Agreement”);

(d)

In addition, concurrently with the execution of the Business Combination Agreement, certain senior level employees of the Company entered into a lock-up agreement (the “Senior Employee Lock-Up Agreement”) with Kensington, pursuant to which, such employees agreed to restrictions on the transferability of Kensington securities for a period of up to four years following the consummation of the Proposed Transactions, subject to certain exceptions set forth therein; and

(e)

In addition, concurrently with the execution of the Business Combination Agreement, (i) Kensington and the Company entered into a letter agreement with Volkswagen Group of America Investments, LLC (“VGA”), a stockholder of the Company, pursuant to which, consistent with the rights of VGA with respect to the election of the Company’s directors under the existing voting agreement between the Company and certain of its stockholders, VGA will be entitled, following the Proposed Transactions, to nominate up to two designees to Kensington’s board of directors, subject to the satisfaction of certain conditions regarding funding and ownership of Kensington capital stock (the “First VGA Letter Agreement”), (ii) Kensington and the Company entered into an additional letter agreement with VGA, pursuant to which VGA will, among other things, receive an opportunity to review and comment on filings with the SEC with respect to the Proposed Transactions and be provided copies of notices provided between the parties to the Business Combination Agreement (the “Second VGA Letter Agreement”) and (iii) Kensington and the Company entered into an additional letter agreement with VGA, pursuant to which the Company will reserve proceeds from its Series F Preferred Stock financing and capital received through the Merger in a separate account to fund equity contributions to QSV Operations LLC (the “Third VGA Letter Agreement”).  The foregoing descriptions of the First VGA Letter Agreement, Second VGA Letter Agreement and Third VGA Letter Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed with this Current Report on Form 8-K as Exhibits 10.6, 10.7 and 10.8, respectively, and are incorporated herein by reference.

Conversion of Securities

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Kensington, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)

each share of the Company Class A Common Stock (which has one vote per share) and each share of the Company Preferred Stock that is convertible into the Company Class A Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of Kensington Class A Common Stock that will be in effect after completion of the Proposed Transactions (the “New Kensington Class A Common Stock”) equal to the Exchange Ratio.  The New Kensington Class A Common Stock will have one vote per share;

(b)

each share of the Company Class B Common Stock (which has 10 votes per share) and each share of the Company Preferred Stock that is convertible into the Company Class B Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of Kensington Class B Common Stock that will be in effect after completion of the Proposed Transactions (the “New Kensington Class B Common Stock”; and together with the New Kensington Class A Common Stock, the “New Kensington Common Stock”) equal to the Exchange Ratio.  The New Kensington Class B Common Stock will have ten votes per share;

(c)	each share of the Company Capital Stock held in the treasury of the Company will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto;
(d)

each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(e)

each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of shares of the applicable class of New Kensington Common Stock that the pre-conversion Company Option covers (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) Exchange Ratio. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time;

(f)

each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will be converted into restricted shares of the applicable class of New Kensington Common Stock that the pre-conversion Company Restricted Stock covers (such share of restricted Common Stock, an “Exchanged Restricted Common Stock”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Restricted Stock immediately prior to the Effective Time and (ii) the Exchange Ratio.  Except as specifically provided above, following the Effective Time, each Exchanged Restricted Stock shall continue to be governed by the same terms and conditions (including transfer restrictions and repurchase right terms) as were applicable to the corresponding former Company Restricted Stock immediately prior to the Effective Time;

(g)

each Company RSU that is outstanding immediately prior to the Effective Time shall be converted into restricted stock units of the applicable class of New Kensington Common Stock that the pre-conversion Company RSU covers (such restricted stock unit award covering Common Stock, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares subject to a Company RSU immediately prior to the Effective Time and (ii) the Exchange Ratio.  Except as specifically provided above, following the Effective Time, each Exchanged RSU shall continue to be governed by the same terms and conditions (including transfer restrictions and repurchase right terms) as were applicable to the corresponding former Company RSU immediately prior to the Effective Time; and

(h)

each Company Warrant that is outstanding immediately prior to the Effective Time will be converted into a warrant to purchase a number of shares of the applicable class of New Kensington Common Stock that corresponded to the class for which the pre-conversion Company Warrant was exercisable (such warrant, an “Exchanged Warrant”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.  Except as specifically provided above, following the Effective Time, each Exchanged Warrant shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Warrant immediately prior to the Effective Time.

“Exchange Ratio” means the quotient obtained by dividing (x) the “Target Share Amount”, which is to be calculated in accordance with the Business Combination Agreement and is, as of the date of the Business Combination Agreement, equal to 368,799,998, by (y) the Fully-Diluted Company Shares.

Proxy Statement

As promptly as practicable, after the date of the Business Combination Agreement and receipt of the PCAOB Audited Financials, (a) Kensington and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement/information statement (as amended or supplemented from time to time, the “Proxy/Information Statement”) to be sent to the Company Stockholders and the Kensington Stockholders relating to (i) with respect to the Company Stockholders, the action to be taken by certain stockholders of the Company pursuant to the Written Consent and (ii) with respect to the Kensington Stockholders, the Kensington Stockholders’ Meeting to be held to consider approval and adoption of (A) the Business Combination Agreement and the Merger, (B) the issuance of New Kensington Class A Common Stock as contemplated by the Business Combination Agreement, (C) the amended and restated certificate of incorporation of Kensington and (D) any other proposals the parties deem necessary to effectuate the Merger (collectively, the “Kensington Proposals”) and (b) Kensington will prepare and file with the SEC a registration statement on Form S-4 (the “S-4 Registration Statement”), in which the Proxy/Information Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Kensington Common Stock to be issued to the Company Stockholders pursuant to the Business Combination Agreement.

Stock Exchange Listing

Kensington will use its reasonable best efforts to cause the shares of New Kensington Class A Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on The New York Stock Exchange at Closing. Until the Closing, Kensington shall use its reasonable best efforts to keep the Kensington Units, the Kensington Class A Common Stock and the Kensington Warrants listed for trading on The New York Stock Exchange.

Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Kensington and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Company has agreed to customary “no shop” obligations subject to a customary “fiduciary out”.

Conditions to Closing

Mutual

The obligations of the Company, Kensington and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	the Written Consent has been delivered to Kensington;
(b)

the Kensington Proposals have been approved and adopted by the requisite affirmative vote of the Kensington Stockholders in accordance with the Proxy/Information Statement, the DGCL, the Kensington Organizational Documents and the rules and regulations of The New York Stock Exchange;

(c)

no Governmental Authority has enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Merger;

(d)

all required filings under the HSR Act have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act has expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder have been obtained;

(e)	all consents, approvals and authorizations set forth in the Business Combination Agreement have been obtained from and made with all Governmental Authorities;
(f)

the S-4 Registration Statement has been declared effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement is in effect, and no proceedings for purposes of suspending the effectiveness of the S-4 Registration Statement have been initiated or be threatened by the SEC; and

(g)	the shares of New Kensington Class A Common Stock are approved for listing on The New York Stock Exchange as of the Closing Date.

Kensington and Merger Sub

The obligations of Kensington and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)

the representations and warranties of the Company contained in the sections titled (i) Organization and Qualification; Subsidiaries, (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of the Company contained in the Business Combination Agreement will be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)

the Company has performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	the Company has delivered to Kensington a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;
(d)	no Company Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date;
(e)

on or prior to the Closing, the Company delivered to Kensington a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by Kensington with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations;

(f)	the Company has delivered to Kensington the PCAOB Audited Financials;
(g)

the Series F Subscription Amount shall be at least $300,000,000 in the aggregate and the total amount of shares of Series F Preferred Stock shall not exceed the amount authorized under the Company’s charter; and

(h)	the Company shall have no indebtedness for borrowed money.

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)

the representations and warranties of Kensington and Merger Sub contained in the sections titled (i) Corporation Organization (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date. All other representations and warranties of Kensington and Merger Sub contained in the Business Combination Agreement are true and correct (without giving any effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kensington Material Adverse Effect;

(b)

Kensington and Merger Sub have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)

Kensington has delivered to the Company a customary officer’s certificate (signed by the President of Kensington), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)

other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the Company Board have executed written resignations effective as of the Effective Time;

(e)	no Kensington Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date
(f)

a supplemental listing has been filed with the New York Stock Exchange as of the Closing Date to list the shares of New Kensington Class A Common Stock constituting the aggregate Per Share Merger Consideration; and

(g)

the aggregate amount of (i) cash in Kensington’s trust account that will be available to it for unrestricted use as of immediately following the Effective Time (for clarity, after giving effect to any redemption rights that are actually perfected), plus (ii) the aggregate amount of cash proceeds received from investors as of the Effective Time in connection with the Pipe (as defined below); provided, however, that the foregoing shall be calculated without reduction for any payments in respect of Kensington’s expenses in connection with the Proposed Transactions.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the Company Stockholders or Kensington Stockholders, respectively, as follows:

(a)	by mutual written consent of Kensington and the Company;
(b)

by Kensington or the Company, if (i) the Effective Time will not have occurred prior to the six-month anniversary of the date of the Business Combination Agreement (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated by any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a the conditions to the Merger on or prior to the Outside Date; or (ii) any Governmental Authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions, the Merger; or (iii) any of the Kensington Proposals fail to receive the requisite vote for approval at the Kensington Stockholders’ Meeting.

(c)

by the Company if (i) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Kensington and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Kensington and Merger Sub will have become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of Merger Sub and Kensington specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Kensington Breach”); provided that the Company has not waived such Terminating Kensington Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating Kensington Breach is curable by Kensington and Merger Sub, the Company may not terminate the Business Combination Agreement under this section for so long as Kensington and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Kensington; or (ii) at any time prior to receipt of the Written Consent, in connection with entering into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.05(d) of the Business Combination Agreement; provided, that prior to or concurrently with such termination the Company pays the Termination Fee.

(d)

by Kensington if (i) the Company Board or a committee thereof, prior to obtaining the Written Consent has made a Company Adverse Recommendation Change, or (ii) the Company has failed to deliver the Written Consent to Kensington within twenty-four hours after the Registration Statement becomes effective; or (iii) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company has become untrue, in either case such that the conditions set forth in representations and warranties and the agreements and covenants of the Company specified in the conditions to the Merger section of the Business Combination Agreement would not be satisfied (“Terminating Company Breach”); provided that Kensington has not waived such Terminating Company Breach and Kensington and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Company Breach is curable by the Company, Kensington may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Kensington to the Company; or (iv) the PCAOB Audited Financials will not have been delivered to Kensington by the Company on or before not later than thirty days from the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party hereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Termination Fee

The Company will pay a termination fee in the amount of $82 million (the “Termination Fee”), in the event that:

(a)

(i) the Business Combination Agreement is terminated (x) by the Company or Kensington, if the Effective Time did not occur prior to the Outside Date, (y) by Kensington, if the Company failed to deliver the Written Consent to Kensington within twenty-four hours after the Registration Statement becomes effective or (z) pursuant to a Terminating Company Breach; (ii) a bona fide Company Acquisition Proposal has been made, proposed or otherwise communicated to the Company after the date of the Business Combination Agreement; and (iii) within six months of the date the Business Combination Agreement is terminated, the Company enters into a definitive agreement with respect to such Company Acquisition Proposal; or

(b)

the Business Combination Agreement is terminated (x) by Kensington if the Company Board or a committee thereof, prior to obtaining the Written Consent, shall have made a Company Adverse Recommendation Change or (y) by the Company, if at any time prior to receiving the Written Consent, the Company enters into a Company Acquisition Agreement with respect to a Company Superior Proposal.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kensington, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Kensington, the Company and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kensington, the Company or Merger Sub.

Stockholder Support Agreement

On September 2, 2020, Volkswagen and the Key Company Stockholders entered into the Stockholder Support Agreements pursuant to which, among other things, they agreed to vote all of their shares of Company Common Stock and Company Preferred Stock in favor of the approval and adoption of the Proposed Transactions within 24 hours after the Company requests them to do so, provided that the Company may not make such request until the S-4 Registration Statement is declared effective by the SEC.  Additionally, Volkswagen and the Key Company Stockholders have agreed not to (a) transfer any of their shares of Company Common Stock and Company Preferred Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.  The Stockholder Support Agreements terminate on the occurrence of certain events, including the termination of the Business Combination Agreement in accordance with its terms or certain amendments or modifications to the terms of the Business Combination Agreement.  As discussed above, Volkswagen and the Key Company Stockholders collectively have a sufficient number of votes to approve the Merger and other transactions that require the approval of the Company’s stockholders.

The foregoing description of the Stockholder Support Agreements is qualified in its entirety by reference to the full text of the Stockholder Support Agreements, copies of which are filed as Exhibits 10.1 (with respect to the Volkswagen Stockholder Support Agreement) and 10.2 (with respect to the Key Stockholder Support Agreement) to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

On September 2, 2020, Kensington, Kensington Capital Sponsor LLC (the “Original Holder”) and certain stockholders of the Company (the “New Holders” and, collectively with the Original Holder, the “Holders”) entered into the Registration Rights and Lock-Up Agreement, which shall be effective at the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, Kensington will be obligated to file a registration statement to register the resale of certain securities of Kensington held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Kensington file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of Kensington held by such Holders. The Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides for the securities of Kensington held by the Holders to be locked-up for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by the Original Holder will be locked-up for one year following the Closing, subject to earlier release if (i) the reported last sale price of Kensington’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if Kensington consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of Kensington’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The securities held by the New Holders will be locked-up for 180 days after the Closing, subject to earlier release if (i) the reported last sale price of Kensington’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if Kensington consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of Kensington’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, effective as of September 2, 2020, Kensington entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and Kensington agreed to sell to the Subscribers, an aggregate of 50,000,000 shares of Kensington Class A Common Stock (which will be New Kensington Class A Common Stock upon completion of the Proposed Transactions) (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $500 million, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreement is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Kensington agreed, among other things, that, within 15 business days after the consummation of the Proposed Transactions (the “Filing Deadline”), Kensington will file with the SEC (at Kensington’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Kensington will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K and incorporated herein by reference.

Senior Employee Lock-Up Agreements

On September 2, 2020, Kensington entered into separate Senior Employee Lock-Up Agreements with certain senior level employees of the Company (the “Senior Employees”), including the Company’s executive officers.  The Senior Employee Lock-Up Agreements provide that the securities of Kensington owned of record or beneficially by the Senior Employees (including certain securities that may be granted or issued to a Senior Employee after the Effective Time) (collectively, the “Lock-Up Shares”) may generally not be transferred for at least 180 days after the Closing (the “Initial Lock-Up Period”) and up to four years after the Closing, subject to certain exceptions.  Following the Initial Lock-Up Period, Senior Employees may transfer Lock-Up Shares without restriction as follows: (i) during the first year after the Effective Time, up to 25% of the total number of Lock-Up Shares, (ii) following the first anniversary of the Effective Time until the earlier of four years after the Closing or the occurrence of an event described below, up to 50% of the total number of Lock-Up Shares, and (iii) up to an additional 50% of the total number of Lock-Up Shares following satisfaction of agreed delivery requirements between the Company and VGA.  These transfer restrictions are subject to earlier release if (a) Kensington completes a liquidation, merger, stock exchange or other similar transaction after the Closing that results in all of Kensington’s stockholders having the right to exchange their shares of common stock for cash, securities or other property; (b) VGA terminates for any reason the Amended and Restated Joint Venture Agreement, dated as of May 14, 2020, by and among the Company and VGA; (c) VGA issues a critical or negative statement regarding Kensington and its technology unless such statement is required to be made by VGA under applicable law and is truthful and accurate; or (d) VGA transfers certain Kensington securities in excess of the amounts set forth in the Senior Employee Lock-Up Agreements.  The Senior Employee Lock-UP Agreements also provide that, upon consummation of the Merger, Kensington or the Company shall pay to each Senior Employee a one-time cash bonus equal to 20% of the Senior Employee’s then annual base salary.

The foregoing description of the Senior Employee Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of the Senior Employee Lock-Up Agreement, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Kensington that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 5.02. Departure of Directors or Certain Oﬃcers; Election of Directors; Appointment of Certain Oﬃcers; Compensatory Arrangements of Certain Oﬃcers.

(e)

Concurrently with the execution of the Business Combination Agreement:

(a)

DEHC LLC (“DEHC”), an affiliate of Daniel Huber, Kensington’s Chief Financial Officer and Secretary, entered into a services agreement with Kensington pursuant to which, among other things, DEHC agreed to provide such administrative and other services of Mr. Huber as may be reasonably requested by Kensington for one year after the closing of the Proposed Transaction in order to assist it in connection with the post-closing integration of the Company.  Such services will (without limitation) include the provision of auto industry expertise and coordination of access to Kensington’s former directors.  DEHC also agreed not to compete with the Company during the one-year term of the agreement.  In consideration of the agreement by DEHC to provide such services, Kensington agreed to pay DEHC $240,000 at the closing of the Proposed Transaction.  The foregoing amount is subject to recoupment by Kensington in the event DEHC fails to satisfy its obligations under the agreement; and

(b)

Simon Boag, Kensington’s Chief Technology Officer, entered into a services agreement with Kensington pursuant to which, among other things, Mr. Boag agreed to provide such administrative and other services as may be reasonably requested by Kensington for one year after the closing of the Proposed Transaction in order to assist it in connection with the post-closing integration of the Company.  Such services will (without limitation) include the provision of auto industry expertise and coordination of access to Kensington former directors.  Mr. Boag also agreed not to compete with the Company during the one-year term of the agreement.  In consideration of the agreement by Mr. Boag to provide such services, Kensington agreed to pay him $240,000 at the closing of the Proposed Transaction.  The foregoing amount is subject to recoupment by Kensington in the event Mr. Boag fails to satisfy his obligations under the agreement.

The foregoing descriptions of the services agreements with each of DEHC and Mr. Boag are qualified in their entirety by reference to the full text of such services agreements, copies of which are filed as Exhibits 10.9 and 10.10 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On September 3, 2020, Kensington and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Kensington and the Company will hold a conference call on September 3, 2020 at 8:30, a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Kensington and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Kensington in presentations for certain of Kensington’s stockholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Kensington intends to file a registration statement on Form S-4, including a proxy statement/prospectus/information statement (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kensington’s common stock in connection with Kensington’s solicitation of proxies for the vote by Kensington’s stockholders with respect to the Proposed Transactions and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transactions, and an information statement to Company’s stockholders regarding the Proposed Transactions. After the Registration Statement has been filed and declared effective, Kensington will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Kensington, the Company and the Proposed Transactions. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kensington through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kensington Capital Acquisition Corp., 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes, or incorporates by reference, certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity, expectations and timing related to product development, potential benefits of the Proposed Transactions, and expectations related to the terms and timing of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Kensington’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the outcome of judicial proceedings to which Kensington or the Company may become a party (including any legal proceedings that may be instituted against Kensington or the Company following announcement of the Proposed Transactions); the inability of the parties to successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of Kensington for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Kensington and the Company; the amount of redemption requests made by Kensington’s stockholders; the occurrence of events that may give rise to a right of one or both of Kensington and the Company to terminate the Business Combination Agreement; risks related to the rollout of the Company’s business, the development and performance of the Company’s products, and the timing of expected business milestones; the risk that the Proposed Transactions disrupt Kensington’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; the ability to grow and manage growth following the Proposed Transactions; the effects of competition on the Company’s future business; and those factors discussed in Kensington’s Registration Statement on Form S-1, as amended, under the heading “Risk Factors,” and other documents of Kensington filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kensington nor the Company presently do not know or that Kensington and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Kensington’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Kensington and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and the Company may elect to update these forward-looking statements at some point in the future, Kensington and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d)Exhibits.

Exhibit No.	Exhibit

2.1	Business Combination Agreement, dated as of September 2, 2020, by and among Kensington, Merger Sub and the Company.

10.1	Stockholder Support Agreement, dated as of September 2, 2020, by and between Kensington and Volkswagen Group of America Investments LLC.

10.2	Stockholder Support Agreement, dated as of September 2, 2020, by and among Kensington and the persons named therein.

10.3	Registration Rights and Lock-Up Agreement, dated as of September 2, 2020, by and among Kensington and the persons named therein.

10.4	Form of Subscription Agreement.

10.5	Form of Senior Employee Lock-Up Agreement.

10.6	First Letter Agreement, dated as of September 2, 2020, by and among Kensington, the Company and Volkswagen Group of America Investments, LLC.

10.7	Second Letter Agreement, dated as of September 2, 2020, by and among Kensington, the Company and Volkswagen Group of America Investments, LLC.

10.8	Third Letter Agreement, dated as of September 2, 2020, by and among Kensington, the Company and Volkswagen Group of America Investments, LLC.

10.9	Services Agreement, dated as of September 2, 2020, by and between Kensington and DEHC LLC.

10.10	Services Agreement, dated as of September 2, 2020, by and between Kensington and Simon Boag.

99.1	Press Release, dated September 3, 2020.

99.2	Conference Call Script.

99.3	Form of Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 3, 2020

KENSINGTON CAPITAL ACQUISITION CORP.

By:	/s/ Daniel Huber
	Name:	Daniel Huber
	Title:	Chief Financial Officer